[BREYER & ASSOCIATES PC LETTERHEAD]

July 2, 2010

Via EDGAR and Messenger

Michael R. Clampitt, Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Re:           Riverview Bancorp, Inc. Registration Statement on Form S-1
File Number 333-162621

Dear Mr. Clampitt:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Riverview Bancorp, Inc. (“Riverview” or the “Company”), we enclose herewith for filing Pre-Effective Amendment No. Four (the “Amendment”) to Riverview’s Registration Statement on Form S-1 relating to Riverview’s proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated June 28, 2010 (the “Comment Letter”) in connection with Amendment No. 3 to Riverview’s Registration Statement on Form S-1 filed June 7, 2010.  Riverview’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

Prospectus Summary, page 1

1.           We note your statement that your directors and executive officers have indicated that they intend to increase their ownership interest through purchasing 200,000 additional shares of your common stock in this offering.  Please revise to clarify if these statements of intent are binding or if directors and executive officers may ultimately choose to purchase a different number of shares or not to purchase any shares.

Response:  Page 1 of the Prospectus has been revised in response to this comment.

2.           We note your response to our prior comment 2 and your revised disclosure on pages 1, 2 and 16.  However, please revise your prospectus summary to disclose if management believes the offering proceeds will be sufficient capital for the company to stay in capital compliance for the next 12 months or if they believe additional capital will need to be raised.  Please also revise your risk factor “Our growth or future losses may require us…” on page 16 to also include this information.

Response: Pages 1 and 16 of the Prospectus has been revised in response to this comment.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
July 2, 2010

The Ability to Treat Trust Preferred Securities as Regulatory Capital… , page 14

3.           Please revise to disclose the amount of trust preferred you currently count as capital and discuss the potential effect that this regulation could have on your ability to comply with the two memoranda of understanding and supervisory letter directive issued to you by the OTS.

Response:  Page 13 of the Prospectus has been revised in response to this comment.

Liquidity risk could impair our ability…, page 16

4.           We note your statement on page 16 that you rely on customer deposits and advances from FHLB of Seattle, borrowings from the Federal Reserve Bank of San Francisco and other borrowings to fund your operations.  However, we note on page 3 that your advances from the Federal Home Loan Bank of Seattle and Federal Reserve Bank of San Francisco have decreased from $122.9 million at March 31, 2009 to $33.0 million at March 31, 2010.  Please revise to disclose why these advances have decreased significantly and disclose the risk of these decreased advances on your liquidity and any risks these decreases place on your company.

Response: Page 3 of the Prospectus has been revised in response to this comment to indicate that we reduced our reliance on wholesale borrowings through increased deposits and a managed reduction in the size of our loan portfolio.  Please be advised that there is no risk on our liquidity or otherwise as these declines were made in our discretion and our lines with the Federal Home Loan Bank of Seattle and Federal Reserve Bank of San Francisco remain fully available to us to draw upon if we so desire.

We operate in a highly regulated environment…, page 17

5.           We note your discussion of the regulatory reform plan published on June 17, 2009.  Please revise your discussion to include updated information on regulatory reform legislation.

Response:  Page 18 of the Prospectus has been revised in response to this comment by creating a new risk factor, “Financial reform legislation has been introduced that could eliminate the OTS, Riverview Bancorp’s and Riverview Community Bank’s primary federal regulator, and could require Riverview Bancorp to become a bank holding company regulated by the Federal Reserve Board” to provide updated information on regulatory reform legislation.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
July 2, 2010

Use of Proceeds, page 26

6.           We note your statement that you intend to use the net proceeds from this offering to contribute $17.0 million to Riverview Community Bank to support its growth and related capital needs and that you expect to use the remaining net proceeds for general working capital purposes, which may include quarterly payments of interest on our junior subordinated debentures, including the quarterly interest payment of $300,000 that is currently deferred.  However, we note your statement in the risk factor “We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively” on page 22 that you intend to use the net proceeds of this offering for general corporate purposes and you have not designated the amount of net proceeds you will use for any particular purpose.  Please revise your disclosure to resolve the discrepancy.

Response:  The referenced risk factor has been revised on page 22 of the Prospectus in response to this comment.

Exhibit 5.1

7.           Please file a revised opinion from counsel that includes counsel’s determination that the securities are ‘duly authorized.”  Please also file a revised opinion from counsel that clarifies that the securities will be validly issued, fully paid and non-assessable when the securities are sold.

Response:  Exhibit 5.1 has been revised in response to this comment.

Form 10-K for fiscal year ended March 31, 2010
Personnel, page 22

8.           We note your statement that as of March 31, 2010, you had 233 full-time equivalent employees.  However, we note your statement on page 12 of the definitive proxy statement filed on June 4, 2010 that you do not have your own employees.  Please explain.

Response:  Please be advised that the Riverview Bancorp, Inc. has no employees as it conducts all of its operations through its wholly-owned subsidiary Riverview Community Bank. The 233 employees referenced are   Riverview Community Bank employees.  The Form 10-K indicates that all references to the Company includes the Bank where applicable and that substantially all the Company’s business is conducted through the Bank. In future filings the Company will clarify that its employees are Bank employees.

Michael R. Clampitt, Senior Attorney
Securities and Exchange Commission
July 2, 2010

Item 11.  Executive Compensation, page 101

9.           We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach your conclusion.

Response: Please be advised that although Riverview does not believe risks arising from its compensation polices and practices are reasonably likely to have a material adverse effect, nonetheless disclosure was included on page 15 of its definitive proxy statement under the heading “Compensation Policies and Risk” to indicate how the Compensation Committee monitors this risk.

* * * * *

Additionally, in response to the Staff’s request, the Registrant acknowledges that (i) it is responsible for the adequacy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We will provide requests from Riverview for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive it.

We appreciate the Staff’s assistance in reviewing Amendment Number Four, and request that the Staff direct any questions with respect to these responses to the undersigned.

Very truly yours,

/s/John F. Breyer, Jr.

John F. Breyer, Jr.

JFB/ktr/1136
Enclosure
cc:           Michael R. Clampitt, Senior Attorney, Mail Stop 4561 (Marked copy by messenger)
Allicia Lam, Staff Attorney, Mail Stop 4720 (Marked copy by messenger)
Patrick Sheaffer, Chief Executive Officer, Riverview Bancorp, Inc.
Ronald A. Wysaske, President and Chief Operating Officer, Riverview Bancorp, Inc.
Kevin J. Lycklama, Chief Financial Officer, Riverview Bancorp, Inc.